UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM U5A - AMENDED

AMENDED AND RESTATED

NOTIFICATION OF REGISTRATION

Filed Under Section 5(A) of the

Public Utility Holding Company Act of 1935

___________________________________

BLACK HILLS CORPORATION

625 Ninth Street

Rapid City, SD 57701

___________________________________

The Notification of Registration filed in this proceeding on December 29, 2004, is hereby amended and restated in its entirety as follows:

1.	Exact Name of Registrant:

Black Hills Corporation

2.	Address and Principal Business Office:

625 Ninth Street

Rapid City, SD 57709

3.	Name and Address of Officer to Whom Notices and Communications Should be Addressed:

David R. Emery

Chairman of the Board, President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

with copies to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

4.	Required Information Regarding the Registrant and Each Subsidiary Company Thereof (Indented to Reflect Parent-Subsidiary Relationships):

Name of Company	Organization	State of Organization	Type of Business
Black Hills Corporation	C	SD	Holding Company
Black Hills Power, Inc.	C	SD	Electric Utility
Cheyenne Light, Fuel and Power Company	C	WY	Electric and Gas Utility
Black Hills Service Company, LLC	LLC	SD	Service Company Subsidiary
Black Hills Energy, Inc.	C	SD	Intermediate Non-Utility Holding Company
Enserco Energy, Inc.	C	SD	Energy-Related Company
Varifuel, LLC	LLC	SD	Inactive
Black Hills Midstream, LLC	LLC	SD	Intermediate Non-Utility Holding Company
Black Hills Exploration and Production, Inc.	C	WY	Energy-Related Company
Black Hills Gas Holdings Corp.	C	CO	Intermediate Non-Utility Holding Company
Black Hills Cabresto Pipeline, LLC	LLC	DE	Energy-Related Company
Black Hills Gas Resources, Inc.	C	CO	Energy-Related Company
Black Hills Generation, Inc.	C	DE	Intermediate Non-Utility Holding Company
Harbor Cogeneration Company, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Ontario, LLC	LLC	DE	Qualifying Facility
Black Hills Colorado, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Valmont Colorado, Inc.	C	DE	Financing Subsidiary
Black Hills Fountain Valley II, LLC	LLC	CO	Real Estate Holding Subsidiary
Black Hills Fountain Valley, LLC	LLC	DE	Intermediate Non-Utility Subsidiary
E-Next A Equipment Leasing Company, LLC	LLC	DE	Financing Subsidiary
Fountain Valley Power, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Pepperell Power Associates, LLC	LLC	DE	Inactive
Black Hills Southwest, LLC	LLC	DE	Intermediate Non-Utility Subsidiary
Black Hills Nevada, LLC	LLC	DE	Intermediate Non-Utility Subsidiary
Black Hills Nevada Real Estate Holdings, LLC	LLC	DE	Real Estate Holding Subsidiary
Desert Arc I, LLC	LLC	DE	Intermediate Non-Utility Holding Company
Desert Arc II, LLC	LLC	DE	Intermediate Non-Utility Holding Company
Las Vegas Cogeneration Limited Partnership	LP	NV	Qualifying Facility
Sunco, Ltd., a Limited Liability Company	LLC	NV	QF Thermal Host
Las Vegas Cogeneration II, LLC	LLC	DE	Exempt Wholesale Generator
Las Vegas Cogeneration Energy Financing Company, LLC	LLC	DE	Financing Subsidiary
Black Hills Nevada Operations, LLC	LLC	DE	EWG and QF Operating Subsidiary
Black Hills Ivanpah, LLC	LLC	DE	EWG Development Subsidiary
Black Hills Ivanpah GP, LLC	LLC	DE	EWG Development Subsidiary

EIF Investors, Inc.	C	DE	Investment Non-Utility Subsidiary
Black Hills Idaho Operations, LLC	LLC	DE	QF Operating Subsidiary
West Cascade Energy, LLC	LLC	DE	EWG Development Subsidiary
Adirondack Hydro Development Corp.	C	DE	Inactive
Acquisition Partners, LP	LP	NY	Inactive
NHP, LP	LP	NY	Inactive
Black Hills Independent Power Fund, Inc.	C	TX	Inactive
Black Hills Waterville Station, LLC	LLC	SD	EWG Development Subsidiary
Buick Power, LLC	LLC	DE	EWG Development Subsidiary
Wyodak Resources Development Corporation	C	DE	Energy-Related Company
Black Hills Wyoming, Inc.	C	WY	Exempt Wholesale Generator
Daksoft, Inc.	C	SD	Information Technology Support
Black Hills Energy Resources, Inc.	C	SD	Energy-Related Company
Black Hills Energy Pipeline, LLC	LLC	DE	Intermediate Non-Utility Subsidiary
Black Hills Millennium Pipeline, Inc.	C	SD	Intermediate Non-Utility Subsidiary
Millennium Pipeline Company, LP	LP	TX	Energy-Related Company
Black Hills Energy Terminal, LLC	LLC	SD	Intermediate Non-Utility Subsidiary
Black Hills Millennium Terminal, Inc.	C	SD	Intermediate Non-Utility Subsidiary
Millennium Terminal Company, LP	LP	TX	Energy-Related Company
Black Hills Kilgore Energy Pipeline, LLC	LLC	DE	Intermediate Non-Utility Subsidiary
Black Hills Kilgore Pipeline, Inc.	C	DE	Intermediate Non-Utility Subsidiary
Black Hills Kilgore Pipeline Company, LP	LP	TX	Energy-Related Company
Black Hills Operating Company, LLC	LLC	DE	Energy-Related Company
Black Hills Fiber Systems, Inc.	C	SD	Intermediate Non-Utility Holding Company
Black Hills FiberCom, LLC	LLC	SD	Exempt Telecommunications Co.
BHFC Publishing, LLC	LLC	DE	Exempt Telecommunications Co.
Black Hills Publishing Montana, LLC	LLC	DE	Exempt Telecommunications Co.

C = Corporation

LLC = Limited Liability Company

LP = Limited Partnership

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION

		/S/	David R. Emery
Date: May 27, 2005	By:	_________________________________________
	Name:	David R. Emery
	Title:	Chairman of the Board, President
and Chief Executive Officer

VERIFICATION

STATE OF SOUTH DAKOTA	)
COUNTY OF PENNINGTON	) ss.

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated May 27, 2005, for and on behalf of Black Hills Corporation; that he is the Chairman of the Board, President and Chief Executive Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

BLACK HILLS CORPORATION

		/S/	David R. Emery
Date: May 27, 2005	By:	_________________________________________
	Name:	David R. Emery
	Title:	Chairman of the Board, President
and Chief Executive Officer

STATE OF SOUTH DAKOTA	)
COUNTY OF PENNINGTON	) ss.

Sworn to before me this 27th day of May, 2005.

/S/

_________________________

Jayne Riske, Notary Public

My commission expires on August 17, 2007